Exhibit 99.1

Cheetah Mobile Announces Fourth Quarter and Full Year 2018

Unaudited Consolidated Financial Results

Beijing, China, March 25, 2019 – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

•	Total revenues[1] increased by 1.8% year over year and 2.2% quarter over quarter to RMB1,381.2 million (US$200.9 million).

•

Revenues[1] from the mobile entertainment business increased by 39.4% year over year and 11.6% quarter over quarter to RMB555.6 million (US$80.8 million), accounting for 40.2% of total revenues in the fourth quarter of 2018.

•	Gross profit was RMB964.8 million (US$140.3 million). Gross margin was 69.9%. Non-GAAP[2] gross profit was RMB964.9 million (US$140.3 million). Non-GAAP gross margin was 69.9%.

•

Net income attributable to Cheetah Mobile shareholders was RMB770.2 million (US$112.0 million). Non-GAAP[2] net income attributable to Cheetah Mobile shareholders was RMB805.5 million (US$117.2 million).

•	Diluted net income per ADS was RMB5.35 (US$0.78). Non-GAAP[2] diluted net income per ADS was RMB5.60 (US$0.81).

Fiscal Year 2018 Financial Highlights

•	Total revenues[1] increased by 2.2% to RMB4,981.7 million (US$724.6 million).

•	Revenues[1] from the mobile entertainment business increased by 19.0% to RMB1,778.9 million (US$258.7 million).

•	Gross profit was RMB3,441.1 million (US$500.5 million). Gross margin was 69.1%. Non-GAAP[2] gross profit was RMB3,441.3 million (US$500.5 million). Non-GAAP gross margin was 69.1%.

•

Net income attributable to Cheetah Mobile shareholders was RMB1,203.8 million (US$175.1 million). Non-GAAP[2] net income attributable to Cheetah Mobile shareholders was RMB1,288.9 million (US$187.5 million).

•	Diluted net income per ADS was RMB8.10 (US$1.18). Non-GAAP[2] diluted net income per ADS was RMB8.69 (US$1.26).

[1]

Starting from January 1, 2018, Cheetah Mobile adopted a new revenue accounting standard (ASC 606), which reclassifies value added tax from the cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand the Company’s business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added taxes, which is presented on the same basis as 2018 and going forward.

[2]	Non-GAAP measures exclude share-based compensation expenses. See details in the section titled “USE OF NON-GAAP FINANCIAL MEASURES”.

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•	Net cash from operating activities in 2018 was RMB342.1 million (US$49.8 million). Free cash flow was RMB276.7 million (US$40.2 million) in 2018.

Fourth Quarter 2018 Operating Metrics

•

The average number of global mobile monthly active users (“Mobile MAUs”) was 470 million in the fourth quarter of 2018. The number of Mobile MAUs from markets outside of China, or overseas markets, accounted for 72% of the total number of Mobile MAUs in the fourth quarter of 2018.

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “We achieved full year 2018 financial results that were in line with our previous expectations, mostly driven by growths in our mobile games operation, mobile utility products business in the domestic market, and artificial intelligence (“AI”) powered business. In 2018, we further expanded our product offerings by launching many new games including Bricks n Balls, a popular casual elimination game, and introducing a number of new utility products focused on delivering personalized experiences. We also made substantial progress in attracting our users to purchase virtual items and premium services within our mobile applications, which diversified our revenue streams. More importantly, we have been leveraging AI technologies and expanding into AI-powered businesses. We have successfully launched AI hardware such as Cheetah Translator and deployed Cheetah GreetBot in many customer locations. Looking ahead, we are confident that our long-term growth prospects remain healthy and that our business will maximize the benefits of our users and advertisers continuously.”

Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “In 2018, we grew our profits and expanded our margins. Our gross profit increased to RMB3.4 billion, and gross margin expanded to 69.1%. Our operating profit increased to RMB467 million and operating margin expanded to 9.4%. In addition, we continued investing in our mobile games business and our mobile utility products business in the domestic market. More importantly, we generated RMB342 million of net cash from operating activities in 2018. In the fourth quarter of 2018, we sold a certain portion of our equity ownership in Bytedance Ltd., which generated a total investment gain of US$87 million and further augmented our balance sheet. As of December 31, 2018, we had cash and cash equivalents, restricted cash, and short-term investments of approximately US$541 million. Our strong cash generation capabilities and our high cash balance should allow us to continue to invest in our long-term growth and our business expansion into the AI space.”

Fourth Quarter 2018 Consolidated Financial Results

REVENUES

Total revenues in the fourth quarter increased by 1.8% year over year and 2.2% quarter over quarter to RMB1,381.2 million (US$200.9 million).

Revenues from utility products and related services decreased by 16.5% year over year and 6.3% quarter over quarter to RMB783.0 million (US$113.9 million) in the fourth quarter of 2018. The year over year decrease was mainly due to the discontinuation of certain ad formats, i.e., ads on mobile phone lock screens, by the Company’s overseas third-party advertising partners. The quarter over quarter decrease was mainly due to disruptions to the Company’s business as a result of the negative publicity caused by a news article released in November 2018, about which the Company has made a number of public clarification statements.

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Revenues from the mobile entertainment business increased by 39.4% year over year and 11.6% quarter over quarter to RMB555.6 million (US$80.8 million) primarily driven by the growth of the Company’s mobile games business in the fourth quarter of 2018. Revenues from the mobile entertainment business contributed to 40.2% of total revenues in the quarter.

•

Revenues from the mobile games business increased by 91.4% year over year and 14.3% quarter over quarter to RMB326.2 million (US$47.4 million). The increases were mainly due to contributions from Bricks n Balls, a casual elimination game that started ramping up in the middle of July 2018.

•

Revenues from the content-driven products, namely LiveMe, increased by 0.6% year over year and 7.9% quarter over quarter to RMB229.4 million (US$33.4 million), primarily driven by growths in both of its paying user count and average revenue per user as LiveMe continued to introduce new features to increase its user stickiness.

Revenues from others increased to RMB42.6 million (US$6.2 million) from RMB20.0 million in the same period last year and RMB18.5 million in the third quarter of 2018, mainly driven by the sales of Cheetah Translator, an AI-based interpretation device. Revenues from others accounted for 3.1% of total revenues in the fourth quarter of 2018.

By region, revenues generated from the China market increased by 3.7% year over year, but decreased by 0.6% quarter over quarter to RMB533.2 million (US$77.6 million), and constituted 38.6% of the Company’s total revenues in the fourth quarter of 2018, compared to 37.9% in the same period last year and 39.7% in the third quarter of 2018. The year over year revenue growth in the China market was primarily attributable to the sales of Cheetah Translator.

Revenues generated from the overseas market increased by 0.7% year over year and 4.0% quarter over quarter to RMB848.0 million (US$123.3 million), constituting 61.4% of the Company’s total revenues in the fourth quarter of 2018, up from 62.1% in the same period last year and 60.3% in the third quarter of 2018. The revenue growth in the overseas market was primarily driven by the rapid growth of the Company’s mobile games business, whose market is mostly overseas.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 3.2% year over year and increased by 9.1% quarter over quarter to RMB416.4 million (US$60.6 million) in the fourth quarter of 2018. The year-over-year decrease was primarily due to (i) reduced traffic acquisition costs associated with third-party advertising, and (ii) reduced bandwidth and IDC costs and personnel costs involved in the Company’s operation for the News Republic business. The quarter-over-quarter increase was primarily driven by (i) higher revenue sharing with live broadcasters of the Company’s LiveMe business, (ii) higher costs as a result of revenue growth in the Company’s hardware business, and (iii) higher costs of payment channels, such as Google Play and Apple’s App Store, for the Company’s mobile games business, as in-game purchase revenues from

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the Company’s mobile games business grew. Non-GAAP cost of revenues decreased by 3.5% year over year and increased by 9.1% quarter over quarter to RMB416.2 million (US$60.5 million) in the fourth quarter of 2018.

Gross profit increased by 4.1% year over year and remained relatively flat quarter over quarter at RMB964.8 million (US$140.3 million). Non-GAAP gross profit increased by 4.3% year over year and remained relatively flat quarter over quarter at RMB964.9 million (US$140.3 million) in the fourth quarter of 2018. Gross margin was 69.9% in the fourth quarter of 2018, as compared to 68.3% in the same period last year and 71.8% in the third quarter of 2018. Non-GAAP gross margin was 69.9% in the fourth quarter of 2018, as compared to 68.2% in the same period last year and 71.8% in the third quarter of 2018.

OPERATING INCOME AND EXPENSES

Total operating expenses increased by 26.3% year over year and 5.6% quarter over quarter to RMB889.7 million (US$129.4 million) in the fourth quarter of 2018. Total non-GAAP operating expenses increased by 22.1% year over year and 4.7% quarter over quarter to RMB854.6 million (US$124.3 million) in the fourth quarter of 2018.

•

Research and development (R&D) expenses increased by 25.9% year over year and 9.0% quarter over quarter to RMB191.1 million (US$27.8 million) in the fourth quarter of 2018. The increases were primarily due to increased share-based compensation expenses and increased R&D headcount for the mobile games business. Non-GAAP R&D expenses, which exclude share-based compensation expenses, increased by 19.4% year over year and 5.5% quarter over quarter to RMB176.0 million (US$25.6 million) in the fourth quarter of 2018.

•

Selling and marketing expenses increased by 38.1% year over year but remained relatively flat quarter over quarter at RMB580.3 million (US$84.4 million) in the fourth quarter of 2018. The increases were mainly due to increased marketing promotions for the Company’s utility products and related services business in the domestic market and its mobile games business in all markets. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 36.5% year over year and 2.2% quarter over quarter to RMB577.7 million (US$84.0 million) in the fourth quarter of 2018.

•

General and administrative expenses increased by 14.6% year over year and 21.8% quarter over quarter to RMB131.8 million (US$19.2 million) in the fourth quarter of 2018. The year-over-year increase was primarily due to the increased share-based compensation expenses. The quarter-over-quarter increase was primarily due to higher employee benefits. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 2.2% year over year and 22.0% quarter over quarter to RMB114.6 million (US$16.7 million) in the fourth quarter of 2018.

Operating profit decreased by 66.2% year over year and 41.3% quarter over quarter to RMB75.1 million (US$10.9 million). The year-over-year decrease in the Company’s operating profit was primarily due to the Company’s investments in both its mobile utility products business in the domestic market and its mobile games business in all markets. Non-GAAP operating profit decreased by 51.1% year over year and 28.4% quarter over quarter to RMB110.3 million (US$16.0 million).

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The Company has reported its operating profit along the following segments since the second quarter of 2017:

•

Operating profit for utility products and related services decreased by 31.5% year over year and 15.2% quarter over quarter to RMB224.0 million (US$32.6 million) in the fourth quarter of 2018. The decreases were primarily due to a decrease in revenues from this segment and the Company’s increased marketing promotions for its utility products and related services business in the domestic market.

•

Operating loss for the mobile entertainment business was RMB64.8 million (US$9.4 million) in the fourth quarter of 2018, compared to an operating loss of RMB61.8 million in the same period last year and RMB74.1 million in the third quarter of 2018. The wider year-over-year loss was mainly due to higher sales and marketing expenses for the Company’s mobile games operation. The reduced quarter-over-quarter loss was mainly a result of reduced expenses from the LiveMe business.

Share-based compensation expenses increased to RMB35.3 million (US$5.1 million) in the fourth quarter of 2018 from RMB3.4 million in the same period last year and RMB26.3 million in the third quarter of 2018, as the Company granted a certain quantity of restricted shares to key employees.

IMPAIRMENT OF INVESTMENTS

Impairment of investments were RMB98.9 million (US$14.4 million) in the fourth quarter of 2018 primarily due to a one-time non-cash write-down of some investment assets, which the Company considered as other-than-temporary, to its fair value. This write-down was the result of lower-than-expected performance and financial position of the investment assets.

OTHER INCOME, NET

Other income, net, was RMB789.3 million (US$114.8 million) in the fourth quarter of 2018, mainly resulting from the disposals of a certain portion of the Company’s equity ownership in Bytedance Ltd., whose transaction agreement was entered in the fourth quarter of 2018 and resulted in a disposal gain of investment of US$43.3 million. This transaction also resulted in a fair value gain of US$43.3 million in the fourth quarter of 2018 for the remaining portion of the equity ownership which the Company still holds, in accordance with ASC 321, adopted on January 1, 2018.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders decreased by 26.4% year over year, and increased by 361.1% quarter over quarter to RMB770.2 million (US$112.0 million) in the fourth quarter of 2018. Non-GAAP net income attributable to Cheetah Mobile shareholders decreased by 23.3% year over year and increased by 316.6% quarter over quarter to RMB805.5 million (US$117.2 million) in the fourth quarter of 2018.

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NET INCOME PER ADS

Diluted income per ADS decreased by 26.4% year over year and increased by 390.8% quarter over quarter to RMB5.35 (US$0.78) in the fourth quarter of 2018. Non-GAAP diluted income per ADS decreased by 23.2% year over year and increased by 340.9% quarter over quarter to RMB5.60 (US$0.81) in the fourth quarter of 2018.

BALANCE SHEET

As of December 31, 2018, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB3,720.6 million (US$541.1 million).

SHARES ISSUED AND OUTSTANDING

As of December 31, 2018, the Company had a total of 1,433,343,199 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Fiscal Year 2018 Results

REVENUES

Total revenues increased by 2.2% to RMB4,981.7 million (US$724.6 million) in 2018.

Revenues from utility products and related services decreased by 6.7% year over year to RMB3,119.5 million (US$453.7 million) in 2018. The decrease was due to (i) a decline in revenues from the Company’s mobile utility products and related services business in the overseas markets mostly as a result of the discontinuation of certain ad formats, i.e., ads on mobile phone lock screens, by the Company’s overseas third-party advertising partners, and (ii) a decline in the Company’s PC-related revenues. This decrease was largely offset by an increase in revenues from the mobile utility products and related services business in China. Revenues from utility products and related services in the domestic market increased by 22.3% year over year to RMB1,794.4 million (US$261.0 million) in 2018, accounting for 36.0% of total revenues.

Revenues from the mobile entertainment business increased by 19.0% year over year to RMB1,778.9 million (US$258.7 million), mostly driven by the growth of the Company’s mobile games operations. Revenues from the mobile entertainment business contributed 35.7% of total revenues in 2018.

•

Revenues from the mobile game business increased by 48.5% year over year to RMB925.0 million (US$134.5 million). The increases were mainly due to the contribution from Bricks n Balls, a casual elimination game that started ramping up in the middle of July 2018.

•	Revenues from the content-driven products remained relatively flat year over year at RMB853.9 million (US$124.2 million).

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By region, revenues generated from the China market increased by 27.5% year over year to RMB 1,971.1 million (US$286.7 million), and constituted 39.6% of the Company’s total revenues in 2018, up from 31.7% in 2017. The revenue growth in the China market was primarily attributable to a ramp-up of the mobile utility products and related services in China.

Revenues generated from the overseas market decreased by 9.5% year over year to RMB3,010.6 million (US$437.9 million), constituting 60.4% of the Company’s total revenues in 2018, down from 68.3% in 2017. The revenue decrease in the overseas market was primarily driven by a decline in revenues from the mobile utility products and related services business in the overseas markets.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 8.3% year over year to RMB1,540.6 million (US$224.1 million) in 2018, primarily due to (i) reduced traffic acquisition costs associated with the Company’s third-party advertising business, (ii) reduced bandwidth and IDC costs associated with the Company’s mobile utility applications in the overseas markets, (iii) reduced personnel costs involved in the Company’s PC business, and (iv) lower amortization of intangible assets in 2018 as the Company had disposed News Republic and completed the amortization of MobPartner, which was acquired in April 2015. Non-GAAP cost of revenues decreased by 8.3% year over year to RMB1,540.4 million (US$224.0 million) in 2018.

Gross profit increased by 7.7% year over year to RMB3,441.1 million (US$500.5 million) in 2018. Gross Margin expanded to 69.1% in 2018 from 65.5% in 2017. Non-GAAP gross profit increased by 7.7% year over year to RMB3,441.3 million (US$500.5 million) in 2018. Non-GAAP gross margin expanded to 69.1% in 2018 from 65.6% in 2017.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses increased by 8.2% year over year to RMB2,973.9 million (US$432.5 million) in 2018. Total non-GAAP operating expenses increased by 8.0% year over year to RMB2,888.9 million (US$420.2 million).

•

Research and development expenses decreased by 2.3% year over year to RMB668.9 million (US$97.3 million) in 2018, mainly due to lower share-based compensation expenses. Non-GAAP research and development expenses, which exclude share-based compensation expenses, decreased by 1.4% year over year to RMB654.7 million (US$95.2 million).

•

Selling and marketing expenses increased by 15.3% year over year at RMB1,910.0 million (US$277.8 million) in 2018, which was primarily due to increased promotional activities for the Company’s utility products and related services business in the domestic market and its mobile games business in all markets. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 14.8% year over year to RMB1,901.1 million (US$276.5 million).

•	General and administrative expenses increased by 5.7% year over year to RMB430.8 million

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(US$62.7 million) in 2018, which was mainly due to higher share-based compensation expenses and an increase in allowances for doubtful accounts. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 3.8% year over year to RMB369.1 million (US$53.7 million).

Operating profit increased by 4.6% to RMB467.2 million (US$68.0 million) in 2018. Operating margin was 9.4% in 2018, as compared to 9.2% in 2017. Non-GAAP operating profit increased by 6.2% year over year to RMB552.3 million (US$80.3 million) in 2018. Non-GAAP operating margin was 11.1% in 2018, as compared to 10.7% in 2017.

The Company has reported its operating profit along the following segments since the second quarter of 2017:

•

Operating profit for utility products and related services increased by 5.7% year over year to RMB1,035.0 million (US$150.5 million) in 2018. The increase was a result of the Company’s strategy to optimize the cost and expense structure of the mobile utility products and related services business in the overseas markets, as well as revenue increase from the Company’s mobile utility products and related services business in the domestic market.

•

Operating loss for the mobile entertainment business decreased to RMB312.5 (US$45.5 million) in 2018 from RMB417.4 million in 2017. The reduced loss was mainly a result of the year-over-year increases in revenues generated from the Company’s mobile games business and reduced costs and expenses from News Republic business, which were partially offset by the Company’s increased investments in the LiveMe operations.

Share-based compensation expenses increased by 16.1% year over year to RMB85.1 million (US$12.4 million) in 2018, as the Company granted a certain quantity of restricted shares to key employees.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB1,203.8 million (US$175.1 million) in 2018 as compared to RMB1,348.2 million in 2017. Net margin was 24.2% in 2018, as compared to 27.7% in 2017. Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB1,288.9 million (US$187.5 million) in 2018, as compared to RMB1,421.5 million in 2017. Non-GAAP net margin was 25.9% in 2018, as compared to 29.2% in 2017.

NET INCOME PER ADS

Diluted income per ADS was RMB8.10 (US$1.18) in 2018, as compared to RMB9.37 in 2017. Non-GAAP diluted income per ADS was RMB8.69 (US$1.26) in 2018, as compared to RMB9.88 in 2017.

CASH FLOW

Net cash from operating activities in 2018 was RMB342.1 million (US$49.8 million). Free cash flow was RMB276.7 million (US$40.2 million) in 2018.

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BUSINESS OUTLOOK

For the first quarter of 2019, the Company expects its total revenues to be between RMB1,060 million (US$154.3 million) and RMB1,090 million (US$158.5 million). This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

SHARE REPURCHASE PROGRAM

On September 13, 2018, the Company announced that its board of directors had approved a share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed 12 months. Cheetah funded repurchases made under this program from its available cash balance. As of March 22, 2019, the Company had repurchased approximately 4.5 million ADSs for approximately US$32 million under this program.

CONFERENCE CALL INFORMATION

The Company will hold a conference call on Monday, March 25, 2019 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results. Listeners may access the call by dialing the following numbers:

International:    +1-412-902-4272

United States Toll Free:     +1-888-346-8982

China Toll Free:    4001-201-203

Hong Kong Toll Free:    800-905-945

Conference ID:     Cheetah Mobile

A live and archived webcast of the conference call will be available at the Company’s investor relations website at http://ir.cmcm.com/.

A presentation for the Company’s earnings call is also available at the aforementioned website.

EXCHANGE RATE

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

ABOUT CHEETAH MOBILE INC.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted

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hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, Bricks n Balls, and live streaming product LiveME. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•	Non-GAAP cost of revenues reflects cost of revenues excluding the portion of share-based compensation expenses allocated to cost of revenues.

•	Non-GAAP gross profit reflects gross profit excluding the portion of share-based compensation expenses allocated to gross profit.

•	Non-GAAP operating income and expenses reflect operating income and expenses excluding the portion of share-based compensation expenses allocated to operating expenses.

•	Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•	Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•

Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders excluding net income attributable to redeemable non-controlling interests, divided by weighted average number of diluted ADSs.

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•	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

•	Free cash flow is net cash generated by operating activities less capital expenditure.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

INVESTOR RELATIONS CONTACT

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,317,488	2,783,843	404,893
Restricted cash	90,149	6,133	892
Short-term investments	1,395,694	930,610	135,352
Accounts receivable	621,272	655,261	95,304
Prepayments and other current assets	918,243	1,064,714	154,853
Due from related parties	54,052	126,990	18,470

Total current assets	5,396,898	5,567,551	809,764

Non-current assets:
Property and equipment, net	89,137	63,919	9,297
Intangible assets, net	70,225	48,421	7,043
Goodwill	634,157	617,837	89,861
Investment in equity investees	149,969	151,533	22,040
Other long term investments	1,002,721	1,697,510	246,893
Due from related parties	5,216	21,139	3,075
Deferred tax assets	57,642	93,733	13,633
Other non-current assets	42,966	35,830	5,211

Total non-current assets	2,052,033	2,729,922	397,053

Total assets	7,448,931	8,297,473	1,206,817

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	336,304	—	—
Accounts payable	164,537	171,055	24,879
Accrued expenses and other current liabilities	1,532,489	1,514,642	220,296
Due to related parties	81,810	37,298	5,425
Income tax payable	50,614	117,957	17,156

Total current liabilities	2,165,754	1,840,952	267,756

Non-current liabilities:
Deferred tax liabilities	73,393	73,718	10,722
Other non-current liabilities	54,574	63,632	9,255

Total non-current liabilities	127,967	137,350	19,977

Total liabilities	2,293,721	1,978,302	287,733

Mezzanine equity:
Redeemable noncontrolling interests	649,246	687,847	100,043

Shareholders’ equity:
Ordinary shares	229	230	33
Treasury stock	—	(198,360)	(28,850)
Additional paid-in capital	2,644,043	2,742,893	398,937
Retained earnings	1,564,883	2,742,839	398,929
Accumulated other comprehensive income	84,206	225,639	32,818

Total Cheetah Mobile shareholders’ equity	4,293,361	5,513,241	801,867
Noncontrolling interests	212,603	118,083	17,174

Total equity	4,505,964	5,631,324	819,041

Total liabilities, mezzanine equity and equity	7,448,931	8,297,473	1,206,817

12  /  20

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	USD
Revenues (a)	1,387,806	1,351,979	1,381,173	200,883
Utility products and related services	967,232	835,606	783,021	113,886
Mobile entertainment	399,493	497,911	555,597	80,808
Others	21,081	18,462	42,555	6,189
Cost of revenues (b)	(461,383)	(381,692)	(416,399)	(60,563)

Gross profit	926,423	970,287	964,774	140,320

Operating income and expenses:
Research and development (b)	(151,867)	(175,303)	(191,135)	(27,799)
Selling and marketing (b)	(420,080)	(568,445)	(580,330)	(84,405)
General and administrative (b)	(115,089)	(108,270)	(131,849)	(19,177)
Impairment of goodwill and intangible assets	(38,690)	—	(7,180)	(1,044)
Other operating income	21,307	9,595	20,771	3,021

Total operating income and expenses	(704,419)	(842,423)	(889,723)	(129,404)

Operating profit	222,004	127,864	75,051	10,916
Other income (expense):
Interest income, net	10,227	24,120	27,519	4,002
Foreign exchange (loss) gain, net	(5,943)	10,532	6,096	887
Impairment of investment impairment	(209,565)	—	(98,885)	(14,382)
Gain from equity method investments, net	1,921	2,479	2,694	392
Other income, net	1,088,965	1,242	789,325	114,803

Income before taxes	1,107,609	166,237	801,800	116,618
Income tax expenses	(40,259)	(26,957)	(20,138)	(2,929)

Net income	1,067,350	139,280	781,662	113,689

Less: net income (loss) attributable to noncontrolling interests	20,264	(27,757)	11,457	1,666

Net income attributable to Cheetah Mobile shareholders	1,047,086	167,037	770,205	112,023

Earnings per share
Basic	0.74	0.11	0.55	0.08
Diluted	0.73	0.11	0.54	0.08

Earnings per ADS
Basic	7.43	1.12	5.46	0.79
Diluted	7.27	1.09	5.35	0.78

Weighted average number of shares outstanding
Basic	1,400,420,814	1,408,570,797	1,393,015,891	1,393,015,891
Diluted	1,432,849,633	1,440,581,762	1,420,765,216	1,420,765,216
Weighted average number of ADSs outstanding
Basic	140,042,081	140,857,080	139,301,589	139,301,589
Diluted	143,284,963	144,058,176	142,076,522	142,076,522

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(52,267)	149,722	(47,900)	(6,967)
Unrealized losses on available-for-sale securities, net	(433)	—	—	—

Other comprehensive (loss) income	(52,700)	149,722	(47,900)	(6,967)

Total comprehensive income	1,014,650	289,002	733,762	106,722
Less: Total comprehensive income (loss) attributable to noncontrolling interests	18,568	(17,293)	12,573	1,829

Total comprehensive income attributable to Cheetah Mobile shareholders	996,082	306,295	721,189	104,893

13  /  20

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

(a) On January 1, 2018, The Group adopted ASC 606, applying the modified retrospective method to contracts that were not completed as of January 1, 2018. Adoption did not have a material impact as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC 605.

As ASC 605 has been superseded by ASC 606 on this subject, value added tax was reclassified from the cost of revenues to net against revenues. Advertising-for-advertising barter transactions should be recorded at the fair value of the advertising received by reference to the fair value of advertising services provided to other customers. Revenues are recognized in the same amount with costs and expenses. Previously, such transactions were recorded at cost which was nil as no consideration was exchanged. The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of revenues for the three months ended December 31, 2018, as actually reported and as they would have been reported under ASC 605, without the adoption of ASC 606:

	For The Three Months Ended
	December 31, 2018	December 31, 2018
	RMB	USD
As reported	1,381,173	200,883
Add: value added taxes	34,412	5,005
Less: barter transactions	4,432	645

Without adoption of ASC 606	1,411,153	205,243

	For The Three Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018
(b) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	(981)	46	160	23
Research and development	4,471	8,563	15,169	2,206
Selling and marketing	(3,049)	3,317	2,665	388
General and administrative	2,933	14,380	17,266	2,511

Total	3,374	26,306	35,260	5,128

14  /  20

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Three Months Ended December 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues	Non-GAAP Result ($)
Revenues	1,381,173				1,381,173		200,883
Cost of revenues	(416,399)	30.1%	160	0.0%	(416,239)	30.1%	(60,540)

Gross profit	964,774	69.9%	160	0.0%	964,934	69.9%	140,343

Research and development	(191,135)	13.8%	15,169	1.1%	(175,966)	12.7%	(25,593)
Selling and marketing	(580,330)	42.0%	2,665	0.2%	(577,665)	41.8%	(84,017)
General and administrative	(131,849)	9.5%	17,266	1.3%	(114,583)	8.3%	(16,666)
Impairment of goodwill and intangible assets	(7,180)	0.5%	—	0.0%	(7,180)	0.5%	(1,044)
Other operating income	20,771	1.5%	—	0.0%	20,771	1.5%	3,021

Total operating income and expenses	(889,723)	64.4%	35,100	2.5%	(854,623)	61.9%	(124,299)

Operating profit	75,051	5.4%	35,260	2.6%	110,311	8.0%	16,044
Net income attributable to Cheetah Mobile shareholders	770,205	55.8%	35,260	2.6%	805,465	58.3%	117,150

Diluted earnings per ordinary share (RMB)	0.54		0.02		0.56
Diluted earnings per ADS (RMB)	5.35		0.25		5.60
Diluted earnings per ADS (USD)	0.78		0.03		0.81

	For The Three Months Ended September 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	1,351,979				1,351,979
Cost of revenues	(381,692)	28.2%	46	0.0%	(381,646)	28.2%

Gross profit	970,287	71.8%	46	0.0%	970,333	71.8%

Research and development	(175,303)	13.0%	8,563	0.6%	(166,740)	12.3%
Selling and marketing	(568,445)	42.0%	3,317	0.2%	(565,128)	41.8%
General and administrative	(108,270)	8.0%	14,380	1.1%	(93,890)	6.9%
Other operating income	9,595	0.7%	—	0.0%	9,595	0.7%

Total operating income and expenses	(842,423)	62.3%	26,260	1.9%	(816,163)	60.4%

Operating profit	127,864	9.5%	26,306	1.9%	154,170	11.4%
Net income attributable to Cheetah Mobile shareholders	167,037	12.4%	26,306	1.9%	193,343	14.3%

Diluted earnings per ordinary share (RMB)	0.11		0.02		0.13
Diluted earnings per ADS (RMB)	1.09		0.18		1.27

	For The Three Months Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	1,387,806				1,387,806
Cost of revenues	(461,383)	33.2%	(981)	0.1%	(462,364)	33.3%

Gross profit	926,423	66.8%	(981)	0.1%	925,442	66.7%

Research and development	(151,867)	10.9%	4,471	0.3%	(147,396)	10.6%
Selling and marketing	(420,080)	30.3%	(3,049)	0.2%	(423,129)	30.5%
General and administrative	(115,089)	8.3%	2,933	0.2%	(112,156)	8.1%
Impairment of goodwill and intangible assets	(38,690)	2.8%	—	0.0%	(38,690)	2.8%
Other operating income	21,307	1.5%	—	0.0%	21,307	1.5%

Total operating income and expenses	(704,419)	50.8%	4,355	0.3%	(700,064)	50.4%

Operating profit	222,004	16.0%	3,374	0.2%	225,378	16.2%
Net income attributable to Cheetah Mobile shareholders	1,047,086	75.4%	3,374	0.2%	1,050,460	75.7%

Diluted earnings per ordinary share (RMB)	0.73		0.00		0.73
Diluted earnings per ADS (RMB)	7.27		0.02		7.29

15  /  20

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in’000, except for percentage)

	For The Three Months Ended December 31, 2018
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	783,021	555,597	42,555	—	1,381,173	200,883
Operating profit (loss)	224,033	(64,780)	(48,942)	(35,260)	75,051	10,916
Operating margin	28.6%	(11.7)%	(115.0)%		5.4%	5.4%

	For The Three Months Ended September 30, 2018
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	835,606	497,911	18,462	—	1,351,979
Operating profit (loss)	264,139	(74,121)	(35,848)	(26,306)	127,864
Operating margin	31.6%	(14.9)%	(194.2)%		9.5%

	For The Three Months Ended December 31, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	967,232	399,493	21,081	—	1,387,806
Operating profit (loss)	326,950	(61,846)	(39,726)	(3,374)	222,004
Operating margin	33.8%	(15.5)%	(188.4)%		16.0%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

16  /  20

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

For The Three Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	1,047,086	167,037	770,205	112,023
Add:
Income tax expenses	40,259	26,957	20,138	2,929
Interest income, net	(10,227)	(24,120)	(27,519)	(4,002)
Depreciation and amortization	30,377	17,826	17,237	2,507
Net income (loss) attributable to noncontrolling interests	20,264	(27,757)	11,457	1,666
Other non-operating income, net	(875,378)	(14,253)	(699,230)	(101,700)
Share-based compensation	3,374	26,306	35,260	5,128

Adjusted EBITDA	255,755	171,996	127,548	18,551

CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

For The Three Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	USD
PC	170,259	143,322	171,837	24,993
Mobile	1,217,547	1,208,657	1,209,336	175,890

Total	1,387,806	1,351,979	1,381,173	200,883

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

For The Three Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	USD
Domestic	543,974	536,435	533,221	77,554
Overseas	843,832	815,544	847,952	123,329

Total	1,387,806	1,351,979	1,381,173	200,883

17  /  20

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	2017	2018	2018
	RMB	RMB	USD
Revenues	4,974,757	4,981,705	724,559
Utility products and related services	3,439,563	3,119,483	453,711
Mobile entertainment	1,496,443	1,778,867	258,725
Others	38,751	83,355	12,123
Cost of revenues (a)	(1,780,089)	(1,540,633)	(224,076)

Gross profit	3,194,668	3,441,072	500,483
Operating income and expenses:
Research and development (a)	(684,863)	(668,918)	(97,290)
Selling and marketing (a)	(1,656,505)	(1,910,044)	(277,804)
General and administrative (a)	(407,410)	(430,826)	(62,661)
Impairment of goodwill and intangible assets	(38,862)	(12,767)	(1,857)
Other operating income	39,852	48,705	7,084

Total operating income and expenses	(2,747,788)	(2,973,850)	(432,528)
Operating profit	446,880	467,222	67,955
Other income (expense):
Interest income, net	22,603	87,716	12,758
Settlement and changes in fair value of contingent consideration	(9,014)	—	—
Foreign exchange (loss) gain, net	(15,224)	13,821	2,010
Impairment of investments	(275,026)	(142,385)	(20,709)
Gains (Losses) from equity method investments, net	495	(384)	(56)
Other income, net	1,262,551	843,733	122,716

Income before taxes	1,433,265	1,269,723	184,674
Income tax expenses	(57,602)	(80,130)	(11,654)

Net income	1,375,663	1,189,593	173,020

Less: net income (loss) attributable to noncontrolling interests	27,469	(14,186)	(2,063)

Net income attributable to Cheetah Mobile shareholders	1,348,194	1,203,779	175,083

Earnings per share
Basic	0.96	0.83	0.12
Diluted	0.94	0.81	0.12
Earnings per ADS
Basic	9.57	8.31	1.21
Diluted	9.37	8.10	1.18
Non-GAAP earnings per ADS
Basic	10.10	8.92	1.30
Diluted	9.88	8.69	1.26
Weighted average number of shares outstanding
Basic	1,394,303,326	1,403,089,609	1,403,089,609
Diluted	1,425,154,838	1,440,414,849	1,440,414,849
Diluted (non-GAAP)	1,425,154,838	1,440,414,849	1,440,414,849
Weighted average number of ADSs used in computation
Basic	139,430,333	140,308,961	140,308,961
Diluted	142,515,484	144,041,485	144,041,485
Diluted (non-GAAP)	142,515,484	144,041,485	144,041,485
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(148,304)	155,578	22,628
Unrealized losses on available-for-sale securities, net	(433)	—	—

Other comprehensive (loss) income	(148,737)	155,578	22,628

Total comprehensive income	1,226,926	1,345,171	195,648
Less: Total comprehensive income (loss) attributable to noncontrolling interests	22,671	(41)	(6)

Total comprehensive income attributable to Cheetah Mobile shareholders	1,204,255	1,345,212	195,654

(a) Share-based compensation expenses
Cost of revenues	762	206	30
Research and development	20,691	14,224	2,069
Selling and marketing	39	8,967	1,304
General and administrative	51,824	61,721	8,977

Total	73,316	85,118	12,380

18  /  20

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Year Ended December 31, 2018
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	4,981,705				4,981,705		724,559
Cost of revenues	(1,540,633)	30.9%	206	0.0%	(1,540,427)	30.9%	(224,046)

Gross profit	3,441,072	69.1%	206	0.0%	3,441,278	69.1%	500,513
Research and development	(668,918)	13.4%	14,224	0.3%	(654,694)	13.1%	(95,221)
Selling and marketing	(1,910,044)	38.3%	8,967	0.2%	(1,901,077)	38.2%	(276,500)
General and administrative	(430,826)	8.6%	61,721	1.2%	(369,105)	7.4%	(53,684)
Impairment of goodwill and intangible assets	(12,767)	0.3%	—	0.0%	(12,767)	0.3%	(1,857)
Other operating income	48,705	1.0%	—	0.0%	48,705	1.0%	7,084

Total operating income and expenses	(2,973,850)	59.7%	84,912	1.7%	(2,888,938)	58.0%	(420,178)
Operating profit	467,222	9.4%	85,118	1.7%	552,340	11.1%	80,335
Net income attributable to Cheetah Mobile shareholders	1,203,779	24.2%	85,118	1.7%	1,288,897	25.9%	187,462
Diluted earnings per ordinary share (RMB)	0.81		0.06		0.87
Diluted earnings per ADS (RMB)	8.10		0.59		8.69
Diluted earnings per ADS (USD)	1.18		0.09		1.26

	For The Year Ended December 31, 2017
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	4,974,757				4,974,757
Cost of revenues	(1,780,089)	35.8%	762	0.0%	(1,779,327)	35.8%

Gross profit	3,194,668	64.2%	762	0.0%	3,195,430	64.2%
Research and development	(684,863)	13.8%	20,691	0.4%	(664,172)	13.4%
Selling and marketing	(1,656,505)	33.3%	39	0.0%	(1,656,466)	33.3%
General and administrative	(407,410)	8.2%	51,824	1.0%	(355,586)	7.1%
Impairment of goodwill and intangible assets	(38,862)	0.8%	—	0.0%	(38,862)	0.8%
Other operating income	39,852	0.8%	—	0.0%	39,852	0.8%

Total operating income and expenses	(2,747,788)	55.2%	72,554	1.5%	(2,675,234)	53.8%
Operating profit	446,880	9.0%	73,316	1.5%	520,196	10.5%
Net income attributable to Cheetah Mobile shareholders	1,348,194	27.1%	73,316	1.5%	1,421,510	28.6%
Diluted earnings per ordinary share (RMB)	0.94		0.05		0.99
Diluted earnings per ADS (RMB)	9.37		0.51		9.88

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in’000, except for percentage)

	For The Year Ended December 31, 2018
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	3,119,483	1,778,867	83,355	—	4,981,705	724,559
Operating profit (loss)	1,034,968	(312,515)	(170,113)	(85,118)	467,222	67,955
Operating margin	33.2%	(17.6)%	(204.1)%		9.4%	9.4%

	For The Year Ended December 31, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	3,439,563	1,496,443	38,751	—	4,974,757
Operating profit (loss)	979,447	(417,350)	(41,901)	(73,316)	446,880
Operating margin	28.5%	(27.9)%	(108.1)%		9.0%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

19  /  20

CHEETAH MOBILE INC.

Reconciliation from Net Income (Loss) Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

	31-Dec-17	31-Dec-18	31-Dec-18
	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	1,348,194	1,203,779	175,083
Add:
Income tax expense	57,602	80,130	11,654
Interest income, net	(22,603)	(87,716)	(12,758)
Depreciation and amortization	136,301	80,108	11,651
Net income (loss) attributable to noncontrolling interests	27,469	(14,186)	(2,063)
Other non-operating income, net	(963,782)	(714,785)	(103,961)
Share-based compensation	73,316	85,118	12,380

Adjusted EBITDA	656,497	632,448	91,986

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

For The Year Ended December 31
	31-Dec-17	31-Dec-18	31-Dec-18
	RMB	RMB	USD
PC	659,744	580,016	84,360
Mobile	4,315,013	4,401,689	640,199

Total	4,974,757	4,981,705	724,559

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

For The Year Ended December 31
	31-Dec-17	31-Dec-18	31-Dec-18
	RMB	RMB	USD
Domestic revenues	1,639,248	1,971,113	286,687
Overseas revenues	3,335,509	3,010,592	437,872

Total	4,974,757	4,981,705	724,559

20  /  20